UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

ENERGY TRANSFER EQUITY, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

29273V100
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

March 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	29273V100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
38,976,090
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
38,976,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,976,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.5% (based on the 222,941,172 Common Units reported by the Issuer as outstanding as of February 16, 2010)
14	TYPE OF REPORTING PERSON
IN

 SCHEDULE 13D

CUSIP No.	29273V100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
38,976,090
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
38,976,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,976,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.5%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	29273V100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
38,976,090
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
38,976,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,976,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.5%
14	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Energy Transfer Equity, L.P., a Delaware limited partnership (the “Issuer” or “ETE”), whose principal executive offices are located at 3738 Oak Lawn Ave, Dallas, Texas 75219.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(2) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); and

(3) Randa Duncan Williams, an individual person.

The DD LLC Trustees are voting trustees that collectively hold the sole membership interest in Dan Duncan LLC, a Texas limited liability company (“DD LLC”), on behalf of the estate of Dan L. Duncan (the “Estate”) as the beneficial owner of the membership interests succeeding Dan L. Duncan.  The voting trustees under the DD Trust Agreement consist of up to three trustees.  The current DD LLC Trustees are: (1) Randa Duncan Williams, a daughter of Mr. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Richard H. Bachmann.  The DD Trust Agreement is governed by Texas law.  The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold all of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in Enterprise Products Company, a Texas corporation formerly named EPCO, Inc. (“EPCO”), on behalf of the Estate as the beneficial owner succeeding Dan L. Duncan, who was the beneficial owner of the Class A Common Stock.  The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees.  The current EPCO Trustees are: (1) Randa Duncan Williams; (2) Dr. Ralph S. Cunningham; and (3) Richard H. Bachmann. The EPCO Trust Agreement is governed by Texas law.  The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Randa Duncan Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust and a beneficiary of the Estate.  The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

As of April 9, 2010, no executor had been appointed for the Estate.

Dr. Cunningham is currently the President and Chief Executive Officer of EPE Holdings, LLC, a Delaware limited liability company (“EPE Holdings”), which is the general partner of Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”).  Dr. Cunningham is also Group Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC.  Dr. Cunningham is a director of LE GP, LLC, the general partner of the Issuer (the “Issuer GP”), as well as a director of the general partners of Enterprise Products Partners, L.P. and Duncan Energy Partners L.P.  Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of the general partner of Enterprise Products Partners, L.P., and the President and Chief Executive Officer of the general partner of Duncan Energy Partners L.P.  Mr. Bachmann is also Group Vice Chairman, Chief Legal Officer, Secretary and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC.  Mr. Bachmann is a U.S. citizen.

Ms. Williams is currently Group Co-Chairman of EPCO.  Ms. Williams is a U.S. citizen.

The DD LLC Trustees, the EPCO Trustees and Randa Duncan Williams are collectively referred to herein as the “Reporting Persons.”

During the last five years, no Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Upon the passing of Dan L. Duncan on March 29, 2010, voting control of the membership interest of DD LLC was transferred to the DD LLC Trustees pursuant to the DD Trust Agreement among DD LLC, Dan L. Duncan, as member, and Dan L. Duncan, as initial sole voting trustee.  The Estate is the successor to Mr. Duncan’s personal beneficial ownership of the member interests in DD LLC.

Upon the passing of Dan L. Duncan on March 29, 2010, voting control of all of Dan L. Duncan’s Class A Common Stock of EPCO was transferred to the EPCO Trustees pursuant to the EPCO Trust Agreement among EPCO, Dan L. Duncan as a shareholder, and Dan L. Duncan as the voting trustee.  The Estate is the successor to Mr. Duncan’s personal beneficial ownership in the Class A Common Stock of EPCO.

Item 4. Purpose of the Transaction.

As disclosed in Item 3, the DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan.  The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification.

The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan.  The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification.

In connection with the Securities Purchase Agreement (the “ETE Purchase Agreement”), entered into as of May 7, 2007, by and among EPE, Natural Gas Partners VI, L.P. (“NGP”), Ray C. Davis (“Davis”), Avatar Holdings, LLC (“Avatar LLC”), Avatar Investments, LP (“Avatar LP”), Lon Kile (“Kile”), MHT Properties, Ltd. (“MHT Properties”), P. Brian Smith Holdings, LP (“Smith Holdings”), and the Issuer GP, pursuant to which EPE purchased equity units representing membership interests of the Issuer GP from Davis and NGP, and Common Units from Davis, Avatar LLC, Avatar LP, NGP, Kile, MHT Properties and Smith Holdings, EPE entered into an Amended and Restated Limited Liability Company Agreement of the Issuer GP (the “LE GP LLC Agreement”). Pursuant to the LE GP LLC Agreement, EPE has the right to acquire additional equity units representing membership interests of the Issuer GP (“GP Equity Units”) issued by the Issuer GP in accordance with the proportion of EPE's membership interest to the total number of GP Equity Units outstanding as of the date of the determination (the “Sharing Ratio”). In addition, EPE has a right of first refusal in the event another member elects to sell all or a portion of its membership interest unless such transfer is a permitted transfer under the LE GP LLC Agreement.

In addition, if any members owning 80% or more of the membership interests propose to transfer 80% or more of the outstanding membership interests, such members may at their option require all members to transfer an amount equal to (i) their Sharing Ratio multiplied by (ii) a fraction, the numerator being the number of units proposed to be sold and the denominator being the total number of units outstanding as of the date of such determination (the “Drag-Along Right”). If any members propose to transfer 50% or more of the outstanding membership interests in a sale to a third party, then each member may elect, at its option, to transfer an amount of its GP Equity Units to the third party determined by multiplying its GP Equity Units by a fraction, the numerator of which is the maximum number of GP Equity Units that the third party buyer is willing to purchase and the denominator of which is the number of GP Equity Units held by all members electing to participate in the sale (the “Tag-Along Right”).

In the event any member or its affiliates sells or otherwise disposes of at least 10% of the Common Units owned, directly or indirectly, by such member as of the date of the LE GP LLC Agreement, other than through transfers to wholly-owned affiliates of such member, the other members have the right to purchase a portion of the units held by such member (the “Purchase Option”). The number of GP Equity Units that a member may purchase pursuant to the Purchase Option will be equal to (i) a fraction, the numerator of which is the number of Common Units sold and the denominator of which is the number of Common Units originally owned, directly or indirectly, by such member as of the date of the LE GP LLC Agreement, multiplied by (ii) the GP Equity Units originally owned by such member as of the date of the LE GP LLC Agreement. The purchase price for GP Equity Units purchased pursuant to the Purchase Option will be based upon the fair market value of the Common Units during the ten trading days prior to the notice of the Purchase Option.

Certain members of the Issuer GP have a put option to require the Issuer GP to acquire all of their membership interests if (i) with respect to Davis (as defined in Item 5(c)), Kelcy Warren ceases to own at least 20% of the membership interests of the Issuer GP, and (ii) with respect to NGP (as defined in Item 5(c)), NGP ceases to own any Common Units.

In connection with the ETE Purchase Agreement, EPE also entered into a Unitholder Rights and Restrictions Agreement, dated as of May 7, 2007 (the “ETE Unitholder Agreement”), between ETE, EPE, Davis and NGP. Under this agreement, EPE, Davis and NGP each agree not to transfer Common Units held by the parties as of the date of this agreement for a period of six months from the date of the agreement (the “Initial Restricted Period”), and, with respect to 50% of such Common Units, for twelve months after the date immediately after the end of the Initial Restricted Period; provided, however, parties may (i) sell or otherwise transfer their Common Units to their respective affiliates that agree in writing with ETE to be bound by the terms of the ETE Unitholder Agreement, (ii) pledge their Common Units as security for bona fide loans, letters of credit, interest rate or other hedging transactions and related fees, costs, indemnities and other obligations from one or more third parties who are not affiliates of such party, or (iii) sell all or a portion of their Common Units, as a result of any divestiture ordered by, or agreed to with, a governmental authority. These restrictions also do not restrict or affect the manner of sale or other disposition of any Common Units in connection with any foreclosure or other disposition after default of a lender or other counterparty in connection with the pledge of such securities for bona fide loans, letters of credit, interest rate or other hedging transactions and related fees, costs, indemnities and other obligations from one or more third parties who are not affiliates of such party.

After the Initial Restricted Period, EPE has certain demand and piggyback registration rights with respect to the Common Units acquired by EPE.

The ETE Unitholder Agreement provides that unless (i) EPE has the prior written consent of ETE or (ii) EPE is making an offer and sale pursuant to an underwritten offering, EPE shall not sell, or offer to sell, after the end of the Initial Restricted Period, Common Units on the New York Stock Exchange (“NYSE”) or any other public market upon which the Common Units are then traded, on any trading day in an amount in excess of 10% of the average daily trading volume of the Common Units on the NYSE, or such other market, for the previous ten trading days, or such other amount as may be mutually agreed upon in writing by ETE and EPE.

The ETE Unitholder Agreement further provides that from the date of this agreement through the date three years from the date of this agreement, EPE shall not, and agree to cause its Affiliates not to, directly or indirectly without the prior written consent of the board of directors of the Issuer GP: (i) in any manner acquire, agree to acquire or make a proposal to acquire any Common Units or other securities or other property of ETE, Energy Transfer Partners, L.P. (“ETP”) or any of their respective affiliates if such acquisition would cause EPE and its affiliates to collectively own ETE Common Units in excess of 49.9% of the then outstanding Common Units, or (ii) form or join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of ETE, ETP or any of their respective affiliates, other than a “group” consisting of one or more of the members of the general partner of ETE or ETP or EPE and EPE’s affiliates.

Based on EPE’s equity ownership of Common Units and membership interests in the Issuer GP acquired pursuant to the ETE Purchase Agreement, and the foregoing limitations and other contractual rights under these transaction documents, EPE will not have any rights to exercise control over ETE or the Issuer GP.

Copies of the ETE Purchase Agreement, the LE GP LLC Agreement and the ETE Unitholder Agreement are filed as Exhibits 99.3, 99.4 and 99.5 to this Schedule 13D, respectively, and are incorporated by reference into this Item.

On January 22, 2009, EPE acquired an additional 5.7% membership interest in the Issuer GP, which increased its total ownership in the Issuer GP from 34.9% to 40.6%.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interests in Securities of the Issuer.

(a) and (b)  These Common Units are owned directly by EPE.  EPE Holdings is the general partner of EPE.  DD LLC owns 100% of the membership interests in, and is the sole member of EPE Holdings.  DD LLC also owns 100% of the membership interests in the general partner of, and is a 4% limited partner of, DFI GP Holdings.  The Estate is the beneficial owner of the member interests in DD LLC.  EPE currently owns a 40.6% membership interest in LE GP, LLC (the “Issuer GP”), the general partner of the Issuer, and 38,976,090 Common Units.  EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in Enterprise Products GP, LLC (the general partner of Enterprise Products Partners L.P.) and 21,563,177 common units of Enterprise Products Partners L.P. (“EPD”), and (ii) the 40.6% membership interest in the Issuer GP and 38,976,090 Common Units of the Issuer.

The Estate is also the beneficial owner of 50.427% of the voting stock of EPCO held of record collectively by the EPCO Trustees.  EPCO Holdings, Inc. (“EPCO Holdings”) is a wholly owned subsidiary of EPCO.  Duncan Family Interests, Inc. (“DFI”) is a wholly owned subsidiary of EPCO Holdings.  DFI owns 51.62% of the limited partner interests in EPE.  EPE currently owns 38,976,090 Common Units.

As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 38,976,090 Common Units beneficially owned by DD LLC, representing approximately 17.5% of the outstanding Common Units as of March 29, 2010.  Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.

As set forth herein, pursuant to the EPCO Trust Agreement, the EPCO Trustees have shared voting and dispositive power over the 38,976,090 Common Units beneficially owned by EPCO, representing approximately 17.5% of the outstanding Common Units as of March 29, 2010.  Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

As set forth herein, Randa Duncan Williams has shared voting and dispositive power over 38,976,090 Common Units, representing approximately 17.5% of the outstanding Common Units as of March 29, 2010.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The summaries of the LE GP LLC Agreement and the ETE Unitholder Agreement above in Item 4 are incorporated by reference into this Item 6. Copies of the LE GP LLC Agreement and the ETE Unitholder Agreement are included as exhibits 99.4 and 99.5 to this Schedule 13D and are incorporated by reference into this Item. The foregoing descriptions of the LE GP LLC Agreement and the ETE Unitholder Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits.

The Common Units held by EPE are pledged under EPE’s credit facility and the related pledge agreement, copies of which are included as Exhibit 99.1 and 99.2 to this Schedule 13D and are incorporated by reference into this Item.  This credit facility and related pledge agreement contain customary and other events of default.

On December 23, 2009, Dr. Cunningham and Mr. Duncan were appointed as directors of the Issuer GP.

The other information set forth under Items 3, 4 and 5 is also incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

99.1
Third Amended and Restated Credit Agreement, dated August 24, 2007, among Enterprise GP Holdings L.P., the Lenders Party Thereto, Citicorp North America, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to EPE’s Form 8-K (File No. 1-32610) filed on August 30, 2007).

99.2
First Amendment to Third Amended and Restated Credit Agreement, dated November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders Party Thereto, Citicorp North America, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to EPE’s Form 8-K  (File No. 1-32610) filed on November 14, 2007).

99.3
Pledge and Security Agreement (ETE) between Enterprise GP Holdings L.P., as Pledgor and Citigroup North America, Inc., in its capacity as Administrative Agent, as Secured Party, dated as of May 1, 2007. (incorporated by reference to Exhibit 99.2 to Dan L. Duncan's Statement on Schedule 13D for Common Units of ETE (File No. 5-82864) filed with the Commission on May 17, 2007).

99.4
Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Natural Gas Partners VI, L.P., Ray C. Davis, Avatar Holdings, LLC, Avatar Investments, LP, Lon Kile, MHT Properties, Ltd., P. Brian Smith Holdings, LP., and LE GP, LLC (incorporated by reference to Exhibit 10.1 to EPE’s Current Report on Form 8-K (File No. 1-32610) filed with the Commission on May 10, 2007).

99.5
Amended and Restated Agreement of Limited Liability Company Agreement of LE GP, LLC dated as of May 7, 2007 (incorporated by reference to Exhibit 10.2 to EPE’s Current Report on Form 8-K (File No. 1-32610) filed with the Commission on May 10, 2007).

99.6
Unitholder Rights and Restrictions Agreement, dated May 7, 2007, by and among Energy Transfer Equity, L.P., Enterprise GP Holdings L.P., Ray C. Davis and Natural Gas Partners VI, L.P. (incorporated by reference to Exhibit 10.3 to EPE’s Current Report on Form 8-K (File No. 1-32610) filed with the Commission on May 10, 2007).

99.7
Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3 to ETE’s Form S-1 (File No. 333-128097) filed on January 23, 2006).

99.8
Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.1 to ETE’s Form 10-K (File No. 1-32740) filed on August 31, 2006).

99.9
Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.2 to ETE’s Form 8-K (File No. 1-32740) filed on November 13, 2007).

99.10*	Joint Filing Agreement among the Reporting Persons dated April 9, 2010.

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010
The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

By:  /s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

 /s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Dated: April 9, 2010
The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement

By:  /s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Dated: April 9, 2010	RANDA DUNCAN WILLIAMS By: /s/ Randa Duncan Williams